Blue Chip Technologies Corp.

30 North Gould Street, Suite R

Sheridan, WY 82801

April 3, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Charli Wilson, Attorney-Advisor
Matthew Crispino, Attorney-Advisor Anastasia Kaluzienski, Staff Accountant Robert Littlepage, Accounting Branch Chief

Re:	Blue Chip Technologies Corp. Request for Withdrawal of Registration Statement on Form 10-12G Filed February 5, 2024, and Amendment 1, filed March 13, 2024 File No. 000-56634

Ladies and Gentlemen:

Blue Chip Technologies Corp. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s filing on Form 10-12G (Registration File No. 000-56634), initially filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2024, as thereafter amended on March 13, 2024, together with all exhibits and amendments thereto (collectively, the “Form 10”), be withdrawn effective immediately.

The Company makes this request for withdrawal to prevent/avoid the filing(s) from going effective and to provide additional time to respond to any and all Commission comments.

It is the Company’s understanding that this application for withdrawal of the Form 10 will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, we ask that you forward them by electronic mail to our legal counsel.

Very truly yours,

Blue Chip Technologies Corp.

/s/ Gurneet Kaur
Gurneet Kaur
Chief Executive Officer

cc:	Jessica M. Lockett, Esq.